SECU 02018234 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 1 2002

SEC FILE NUMBER
8-52985

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Newtek Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

845 Third Avenue 8th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1301 Avenue of the Americas (Address) New York (City) NY (State) 10019 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 2 1 2002
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ~~Bella Borg~~, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newtek Securities, LLC, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Bella A Borg

Signature

Manager

Title

2/27/02

Notary Public

THEODORE M. KAKOYIANNIS
Notary Public, State of New York
No. 02KA5025354
Qualified in Kings County
Commission Expires July 2, 20 02

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Newtek Securities, LLC

Balance Sheet
December 31, 2001

NEWTEK SECURITIES, LLC

TABLE OF CONTENTS

FINANCIAL STATEMENTS	PAGE NO.
Report of Independent Accountants	1
Balance Sheet as of December 31, 2001	2
Notes to Financial Statements	3-4

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1301 Avenue of the Americas
New York NY 10019-6013
Telephone (646) 471 4000
Facsimile (646) 394 1301

Report of Independent Accountants

To the Members of Newtek Securities, LLC:

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Newtek Securities, LLC at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 22, 2002

NEWTEK SECURITIES, LLC

BALANCE SHEET

DECEMBER 31, 2001

ASSETS		
Cash	$	85,978
Total assets	$	85,978
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable and accrued expenses	$	19,784
Members' equity		66,194
Total liabilities and members' equity	$	85,978

The accompanying notes are an integral part of the financial statement

NEWTEK SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS:

Newtek Securities, LLC (the "Company") is a New York Limited Liability Company that was formed on February 22, 2000. As of December 31, 2001, the Company is 99% owned by PPM Link, LLC, and 1% owned by Newtek Capital, Inc. Effective April 30, 2001, the Company commenced operations as a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and became a member of the National Association of Securities Dealers, Inc. The Company's business is primarily comprised of investment banking services.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

Cash and cash equivalents

Cash and cash equivalents include highly liquid instruments with original maturities of three months or less.

Revenue recognition

The Company recognizes consulting revenues as earned. Consulting revenues are earned at the time the related services are provided and when the right to receive payment is assured.

Income taxes

The Company is a Limited Liability Company ("LLC") and in lieu of corporate taxes, the members of the LLC are taxed on their proportionate share of the entity's taxable income. Accordingly, no liability for federal, state and local income taxes has been recorded in the accompanying financial statements.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from these estimates.

NOTE 3 - NET CAPITAL REQUIREMENT:

The Company is subject to SEC Uniform Net Capital rule (rule 15c3-1), which requires the maintenance of minimum regulatory net capital and further requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 8:1. At December 31, 2001, the Company had regulatory net capital of $66,194, which was $61,194 in excess of its required minimum regulatory net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .30:1.

NOTE 4 - RELATED PARTY TRANSACTIONS:

The Company operates its business from the majority member's office and, as such, incurs no rent or other related overhead expenses. During 2001, the Company was charged certain administrative expenses by a member. In addition, theCompany paid approximately $2,500to a related party for web site related services.

During 2001, the Company entered into agreements with two affiliated companies to provide placement services of securities for the parties. In consideration for the Company's services as placement agent, a placement fee equal to nine percent of the gross proceeds of each closing shall be paid upon such closing.

During the year ended December 31, 2001, the Company did not receive any fees for these services. The Company did, however, receive an aggregate of $20,000 in consulting income from these affiliates. Such amount has been included in the consulting income on the statement of operations.